Exhibit 99.3
Asia Pacific Wire & Cable Corporation Limited
Room B 7/Fl., No. 132, Sec. 3, Min-sheng East Road, Taipei, 105, Taiwan, ROC
Tel: (886) 2-2712-2558, Fax: (886) 2-2712-3557

FOR IMMEDIATE RELEASE
August 18, 2009

Contacts:
Ling Yun Wu	Michael Mandelbaum
Asia Pacific Wire & Cable	Mandelbaum Partners
(886) 2-2712-2558	(310) 785-0810
ASIA PACIFIC WIRE & CABLE ANNOUNCES RECORD DATE FOR ITS
2009 ANNUAL GENERAL MEETING
NEW YORK — August 18, 2009 — Asia Pacific Wire & Cable Corporation Limited (OTCBB: AWRCF) (the “Company”) has announced a record date of August 21, 2009, for its upcoming annual general meeting of shareholders which will be held in Taipei, Taiwan, ROC on September 29, 2009, at 9:00 p.m. (Taipei time) / 9:00 a.m. (New York time).
All shareholders as of the record date are invited to attend the meeting and vote their shares. Teleconference access will be provided for shareholders not wishing to attend the annual general meeting in person. Further details concerning the upcoming annual general meeting, including a formal notice, agenda and proxy statement, will be delivered to shareholders of the Company in the near future in accordance with the Company’s bye-laws and Bermuda law. It is the Company’s intention that all shareholders of record as of the record date will receive a formal notice, agenda and proxy statement. Those materials will be provided to each shareholder of record through its broker-dealer or at its address on record with the Company registrar.
The matters to be considered at the annual general meeting shall include the election of directors, the confirmation of the appointment of auditors for the 2009 fiscal year and any other matters that properly come before the meeting.
About Asia Pacific Wire & Cable
Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.
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Except for statements of historical facts, this news release may contain certain forward-looking statements about the Company. Such statements are subject to significant risks and uncertainties including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company’s SEC filings, which may cause actual results to differ materially.